HESS MIDSTREAM LP

1501 McKinney Street

Houston, Texas 77010

December 27, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Karina Dorin, Staff Attorney

Re:	Hess Midstream LP

Registration Statement on Form S-3

File No. 333-235650

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Hess Midstream LP (the “Registrant”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 3:00 P.M., Eastern Standard Time, on December 31, 2019, or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Please direct any questions regarding this correspondence to our counsel, Thomas G. Brandt of Latham & Watkins LLP, at (713) 546-7486.

Very truly yours,

Hess Midstream LP
By:	Hess Midstream GP LP, its general partner
By:	Hess Midstream GP LLC, its general partner

By:	/s/ Jonathan C. Stein
Jonathan C. Stein
Chief Financial Officer

cc:  Thomas G. Brandt, Latham & Watkins LLP